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United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number:  000-49930

National Gold Corporation (Exact name of registrant as specified in its charter)

600 - 890 West Pender Street

Vancouver, British Columbia

CANADA V6C 1J9

(604) 408-4647

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value (Title of each class of securities covered by this Form)
_________________________None_________________________ (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(i) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ X ]	Rule 12h-3(b)(2)(ii) [ X ]
Rule 15d-6 -------- [ ]

Approximate number of holders of record as of the certification or notice date:

Nil*

* Effective February 21, 2003, the Registrant and Alamos Minerals Ltd. (SEC File No. 000-49946) amalgamated to form a newly-incorporated corporation under the name Alamos Gold Inc. (“Alamos Gold Inc.”).  Upon the effectiveness of the amalgamation, Alamos Gold Inc.’s class of common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by operation of Rule 12g-3(d) thereunder.  For the purposes of Rule 12g-3(d), Alamos Gold Inc. is the successor issuer to the Registrant and Alamos Minerals Ltd.  This Form 15 is being filed to terminate the Registrant’s file number.  Alamos Gold Inc. will continue filing under the Exchange Act using the file number assigned to Alamos Minerals Ltd. (SEC File No. 000-49946).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 National Gold Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

National Gold Corporation

By:

/s/James McDonald

James M. McDonald

President

Dated:  March 17, 2003

Effective: February 20, 2003